EXHIBIT 99.27

                                 PRESS RELEASE


                          BANRO APPOINTS MICHAEL SKEAD
                               EXPLORATION MANAGER


Toronto,  Canada - May 5, 2004 - Banro Corporation ( the "Company") (TSX-Venture
- "BNR") is pleased to announce the appointment of Michael Skead as Exploration Manager for its 100% owned Twangiza-Namoya gold belt project in the Democratic Republic of the Congo ( the "DRC"). Mr. Skead, a geologist, has over 15 years of international experience in the mineral exploration field, mainly in Africa. He has a B.Sc Honours from the University of Cape Town and a M.Sc in Mineral Exploration from Rhodes University.

Mr. Skead was the Exploration Manager for Samax Resources Limited and was responsible for the discovery of the Kukuluma and Matandani gold deposits near the Lake Victoria Goldfields in northern Tanzania. Mainly as a result of these two discoveries and their proximity to Geita, Samax Gold Inc. was subsequently acquired by Ashanti Goldfields Company Limited. Geita is now East Africa's largest gold producer.

Commenting on Mr. Skead's appointment, Arnold Kondrat, interim President and CEO of the Company, said "We are extremely pleased that Mike, with his successful record of finding gold deposits in Africa, has joined to head up our exploration team in the DRC. From our exploration office in Bukavu, Mike will manage an aggressive exploration programme, focusing on the 210 kilometre long Twangiza-Namoya gold belt".

For further information, please visit our website at www.banro.com or contact:

Arnold T. Kondrat
President & CEO

Tel: (416) 366-2221


Banro Corporation is a Canadian based company focused on the exploration of its wholly owned Twangiza-Namoya gold project in the Democratic Republic of the Congo.


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.